Exhibit 99.1

Nasus Pharma Announces Closing of Initial Public Offering

Tel Aviv, Israel, August 14, 2025 (GLOBE NEWSWIRE) – Nasus Pharma Ltd. (NYSE: NSRX) (“Nasus Pharma” or the “Company”), a clinical-stage pharmaceutical company focused on the development of innovative intranasal products to treat emergency medical conditions, today announced the closing of its initial public offering of 1,250,000 ordinary shares (“Ordinary Shares”) at a public offering price of $8.00 per Ordinary Share. The gross proceeds of the offering were $10 million, prior to deducting underwriting discounts, commissions, and other offering expenses. Nasus Pharma’s shares began trading on the NYSE American LLC exchange on August 13, 2025 under the ticker symbol “NSRX”. Nasus Pharma has granted the underwriters an option for a period of up to 45 days from the date of the final prospectus, to purchase up to an additional 187,500 Ordinary Shares at the initial public offering price, less the underwriting discounts and commissions.

The Company intends to use the net proceeds from the initial public offering for furthering the development of its intranasal Epinephrine program, including, manufacturing scale-up and additional Phase 2 studies, and the remainder for general and administrative corporate purposes, including working capital, and capital expenditures.

Laidlaw & Company (UK) Ltd. and Craft Capital Management LLC acted as Joint Bookrunners for the offering.

A registration statement on Form F-1 (File No. 333-288582) (the “Registration Statement”) relating to the initial public offering was filed with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC on August 12, 2025. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities referred to herein nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering was made only by means of a prospectus forming a part of the Registration Statement. A copy of the final prospectus relating to this offering has been filed with the SEC and copies of the final prospectus can be obtained by contacting Laidlaw & Company (UK) Ltd., 521 Fifth Ave, 12th Floor, New York, NY 10075, or by calling 212-953-4900 or by e-mailing syndicate@laidlawltd.com.

About Nasus Pharma

Nasus Pharma is a clinical-stage pharmaceutical company developing a number of intranasal powder products addressing acute medical conditions in the community. NS002, Nasus’s intranasal powder Epinephrine product candidate is being developed as a needle-free alternative to Epinephrine autoinjectors for patients with anaphylaxis. Intranasal administration is most suitable for those situations in which rapid drug delivery is required and offers needle free, easy to use alternatives. Nasus proprietary powder-based intranasal (“PBI”) technology is designed for rapid and reliable drug delivery, leveraging the nasal cavity’s rich vascular network for quick absorption. The PBI formulation uses uniform spherical powder particles for broad dispersion and potentially faster, higher absorption compared to liquid-based nasal products.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including, among other things: statements related to the expected use of proceeds from the Company’s initial public offering. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the initial public offering filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Contact

info@nasuspharma.com

Nasus Pharma Ltd. Israel

https://www.nasuspharma.com

Investor Contact

Mike Moyer

LifeSci Advisors

+1-617-308-4306

mmoyer@lifesciadvisors.com